UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs resignation and appointment of member of the Board of Directors

—

Rio de Janeiro, January 22, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that it has received a letter of resignation from Mr. Efrain Pereira da Cruz from the position of Board Member and member of the Investment Committee.

Due to the vacancy, the Federal Government, through a letter from the Ministry of Mines and Energy, appointed Mr. Renato Campos Galuppo to the position of member of the Board of Directors, whose appointment will be analyzed by the other members of the Board of Directors, under the terms of art. 150 of Law no. 6.404/1976 ("Brazilian Corporate Law") and art. 25 of Petrobras' Bylaws.

Mr. Renato Campos Galuppo is already a member of the Safety, Environment and Health Committee of the Petrobras Board of Directors and had his integrity report recently issued and analyzed by the People Committee, without any impediment to assuming a management position in the Company. His nomination to the Board of Directors will be submitted to the applicable governance procedures.

Mr. Renato Campos Galuppo is a lawyer who has been practicing before the TJMG, TRE/MG, Supreme Court and Superior Courts since February 2003, with extensive experience in litigation and advisory in electoral, criminal, constitutional and civil matters. He holds a bachelor's degree in Law from the Federal University of Ouro Preto (2002), a specialist degree in Applied Criminal Law and Criminal Procedure from Centro Universitário UNA (2020) and a postgraduate degree in Economic Criminal Law from the Institute of European Criminal and Economic Law of the Faculty of Law of the University of Coimbra/IBCCRIM (2021). He was a legal advisor in the Chamber of Deputies from March 2007 to June 2014 and from October 2014 to December 2021. He has been a Board Member of Pré-Sal Petróleo S.A (PPSA) since July/2023; an external member of Petrobras' Safety, Environment and Health Committee (CSMS) since June/2023; and a member of ABRADEP (Brazilian Academy of Electoral and Political Law); IBCCRIM (Brazilian Institute of Criminal Sciences) and ICP (Institute of Criminal Sciences).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer